FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                                   INDEX

Document

No.1          SEC Deregistration announcement dated 19 November, 2004





                               NORTHERN ROCK PLC

                               SEC Deregistration

In June 2000, Northern Rock plc (the "Company") commenced voluntarily filing an annual Form 20-F report and other information with the Securities and Exchange Commission (SEC). The primary reason for doing so was to position the Company to access the US public markets in the future using the SEC's short form of registration statement on Form F-3. During this time, the Company has instead accessed the US debt market for senior and subordinated debt via its 144A programme. The Company considers that the Rule 144A market will be sufficient in the medium term as part of its global funding strategy and consequently the Board of Directors has approved deregistration from the SEC. Accordingly, Northern Rock will file a Form 15 with the SEC next week, deregistration becoming effective 90 days thereafter.

The Company intends to continue providing substantially the same disclosure to its US investors as it has in the past, including selected US GAAP information with respect to year-end financial statements. This will be done through the 144A Offering Circular, which is updated annually, and, as and when appropriate, in pricing and other supplements to the Offering Circular.

For clarification, the Company is an active issuer of mortgage-backed securities through the Granite UK RMBS Master Trust programme. Each issuer under that programme is a US Securities Act registrant and is, or has been, subject to US Exchange Act reporting requirements. These issuers will continue to file relevant SEC reports to the extent required.




END



                                      SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                   Northern Rock plc
                                  (Registrant)



Date:  19 November, 2004             By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary